SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        eGain Communications Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    28225C103
                                 (Cusip Number)

                             David K. Lakhdhir, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3030
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of Common Stock reported herein is 6,359,482, which would constitute approximately 16.5% of the 38,431,141 shares of Common Stock that would be outstanding if all of the shares of Series A Preferred Stock (as defined below) were converted on August 18, 2000. See Item 5(a) herein for a description of the calculation of the Common Stock conversion ratio. All ownership percentages set forth herein are based on there being 36,097,082 shares of Common Stock outstanding unless otherwise specified herein.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                               3
1.   Name of Reporting Person:

     Oak Hill Capital Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power:  0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,506,147(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                     [_]
------------------------
(1) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's 6.75% Series A Cumulative Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), and Warrants to purchase 1,370,018 shares of Common Stock. On conversion, 1,506,147 shares of Common Stock will be owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. See Item 5(a) herein.

13.  Percent of Class Represented by Amount in Row (11): 4.0%(2)

14.  Type of Reporting Person: PN


------------------------
(2)  Assumes that there are 37,603,229 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     Oak Hill Capital Management Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     38,594(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

------------------------
(3) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Series A Preferred Stock and Warrants to purchase 35,129 shares of Common Stock. On conversion, 38,594 shares of Common Stock will be owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. See Item 5(a) herein.

13.  Percent of Class Represented by Amount in Row (11): 0.1%(4)

14.  Type of Reporting Person: PN

------------------------
(4)  Assumes that there are 36,135,676 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     OHCP GenPar, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,544,741(5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

------------------------
(5) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock and Warrants to purchase 1,405,147 shares of Common Stock. On conversion, OHCP GenPar, L.P. will beneficially own the following shares of Common Stock: (i) 1,506,147 shares of Common Stock of Oak Hill Capital Partners, L.P. in its capacity as general partner; and (ii) 38,594 shares of Common Stock of Oak Hill Capital Management Partners, L.P. in its capacity as general partner. See
     Item 5(a) herein.

13.  Percent of Class Represented by Amount in Row (11): 4.1%(6)

14.  Type of Reporting Person:  PN

------------------------
(6)  Assumes that there are 37,641,823 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     OHCP MGP, LLC

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power: 0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,544,741(7)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

13.  Percent of Class Represented by Amount in Row (11): 4.1%(8)

14.  Type of Reporting Person: OO

------------------------
(7) See footnote (5) to page relating to OHCP GenPar, L.P. Power is exercised in its capacity as general partner of OHCP GenPar, L.P.
(8)  Assumes that there are 37,641,823 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     Oak Hill Venture Fund I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power: 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     285,187(9)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

------------------------
(9) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock and Warrants to purchase 259,412 shares of Common Stock. On conversion, 285,187 shares of Common Stock will be owned directly by Oak Hill Venture Fund II, L.P., through its general partner, OHVF GenPar I, L.P., through OHVF GenPar I, L.P.'s general partner, OHVF MGP I, LLC. See Item 5(a) herein.

13.  Percent of Class Represented by Amount in Row (11): 0.8%(10)

14.  Type of Reporting Person: PN

------------------------
(10) Assumes that there are 36,382,269 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     OHVF GenPar I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power: 0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     285,187(11)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

------------------------
(11) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock and Warrants to purchase 259,412 shares of Common Stock. Power is exercised in its capacity as general partner to Oak Hill Venture Fund I, L.P. and through its general partner, OHVF MGP I, LLC.

13.  Percent of Class Represented by Amount in Row (11): 0.8%(12)

14.  Type of Reporting Person: PN

------------------------
(12) Assumes that there are 36,382,269 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     OHVF MGP I, LLC

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     285,187 (13)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

13.  Percent of Class Represented by Amount in Row (11): 0.8%(14)

------------------------
(13) See footnote (11) to page relating to OHVP GenPar, L.P. Power is exercised in its capacity as general partner to OHVP GenPar, L.P. and through its sole member, FW Group GenPar, LLC.
(14) Assumes that there are 36,382,269 shares of Common Stock outstanding.

14.  Type of Reporting Person: OO

1.   Name of Reporting Person:

     FW Group GenPar, LLC

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power: 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     285,187(15)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]
13.  Percent of Class Represented by Amount in Row (11): 0.8%(16)

14.  Type of Reporting Person: OO

------------------------
(15) See footnote (13) to page relating to OHVF MGP I, LLC. Power is exercised in its capacity as sole member of OHVF MGP I, LLC.
(16) Assumes that there are 36,382,269 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     FW Investors V, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power: 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     499,131(17)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

------------------------
(17) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock and Warrants to purchase 453,971 shares of Common Stock. On conversion, 499,131 shares of Common Stock will be owned directly by FW Investors V, L.P., through its general partner, FW Management II, LLC. See Item 5(a) herein.

13.  Percent of Class Represented by Amount in Row (11): 1.4%(18)

14.  Type of Reporting Person: PN

------------------------
(18) Assumes that there are 36,596,213 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     FW Management II, LLC

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power: 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     499,131(19)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]
13.  Percent of Class Represented by Amount in Row (11): 1.4%(20)

------------------------
(19) See footnote (17) to page relating to FW Investors V, L.P. Power is exercised in its capacity as general partner to FW Investors V, L.P. through its sole member, J. Taylor Crandall.
(20) Assumes that there are 36,596,213 shares of Common Stock outstanding.

14.  Type of Reporting Person: OO

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: United States

                         7.   Sole Voting Power: 2,833,154
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 2,833,154
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,833,154(21)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]
13.  Percent of Class Represented by Amount in Row (11): 7.8%

14.  Type of Reporting Person: IN

------------------------
(21) Represents the shares of Common Stock that are beneficially owned as a result of the distribution from FW Ventures I, L.P.

1.   Name of Reporting Person:

     Capital Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Texas

                         7.   Sole Voting Power: 707,278
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 707,278
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     707,278(22)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

13.  Percent of Class Represented by Amount in Row (11): 2.0%

14.  Type of Reporting Person: PN

------------------------
(22) Represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P. Power is exercised through its managing partner, Margaret Lee Bass 1980 Trust.

1.   Name of Reporting Person:

     David G. Brown

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: United States

                         7.   Sole Voting Power: 161,664
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 161,664
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     161,664(23)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

13.  Percent of Class Represented by Amount in Row (11): 0.4%

14.  Type of Reporting Person: IN

------------------------
(23) Represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P.

1.   Name of Reporting Person:

     Mark A. Wolfson

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: United States

                         7.   Sole Voting Power: 161,664
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 161,664
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     166,664(24)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

------------------------
(24) Represents 161, 664 shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P. and 5,000 shares of Common Stock that would be beneficially owned upon exercise of director options held by Mr. Wolfson.

13.  Percent of Class Represented by Amount in Row (11): 0.5%(25)

14.  Type of Reporting Person: IN

------------------------
(25) Assumes that there are 36,102,082 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     Group III 31, LLC

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 40,416
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 40,416
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     40,416(26)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

13.  Percent of Class Represented by Amount in Row (11): 0.1%

14.  Type of Reporting Person: OO

------------------------
(26) Represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall (in the capacity described herein)

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 539,547
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 539,547
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     539,547(27)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

------------------------
(27) (i) Solely in his capacity as the sole member of Group III 31, LLC with respect to 40,416 shares of Common Stock, which represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P.; and (ii) solely in his capacity as the sole member of FW Management II, LLC with respect to 499,131 shares, see footnote 19 to page relating to FW Management II, LLC.

13.  Percent of Class Represented by Amount in Row (11): 1.5%(28)

14.  Type of Reporting Person: IN

------------------------
(28) Assumes that there are 36,596,213 shares of Common Stock outstanding.

1.   Name of Reporting Person:

     Woodside Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 121,247
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 121,247
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     121,247(29)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

------------------------
(29) Represents the shares of Common Stock that are directly owned by Woodside Partners, L.P. as a result of the distribution by FW Ventures I, L.P. Woodside Partners, L.P. owns the shares through its general partner, Tonandowah, L.L.C., of which the sole member is Caroline Jean Crandall 1998 Trust, of which John Fant is the sole trustee.

13.  Percent of Class Represented by Amount in Row (11): 0.3%

14.  Type of Reporting Person: PN

1.   Name of Reporting Person:

     Tonandowah, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

                         7.   Sole Voting Power: 121,247
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 121,247
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     121,247(30)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]

13.  Percent of Class Represented by Amount in Row (11): 0.3%

14.  Type of Reporting Person: 00

------------------------
(30) Solely in its capacity as the general partner of Woodside Partners, L.P. See footnote 29 to page relating to Woodside Partners, L.P.

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of eGain Communications Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 455 W. Maude Avenue, Sunnyvale, California 94086.

Item 2.  Identity and Background.

         (a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP"), OHCP GenPar, L.P., a Delaware limited partnership ("OHCP GenPar"), OHCP MGP, LLC, a Delaware limited liability company ("OHCP MGP"), Oak Hill Venture Fund I, L.P., a Delaware limited partnership ("OHVF"), OHVF GenPar I, L.P., a Delaware limited partnership ("OHVF GenPar"), OHVF MGP I, LLC, a Delaware limited liability company ("OHVF MGP"), FW Investors V, L.P., a Delaware limited partnership ("FWI"), FW Management II, LLC, a Delaware limited liability company ("FWM"), FW Group GP, LLC, a Delaware limited liability company, ("FW Group"), Capital Partnership, a Texas general partnership ("Capital"), David G. Brown ("Brown"), Group III 31, LLC, a Delaware limited liability company ("Group III"), Woodside Partners, L.P., a Delaware limited partnership ("Woodside"), Tonandowah, L.L.C., a Delaware limited liability company ("Tonan"), J. Taylor Crandall ("Crandall"), Mark A. Wolfson ("Wolfson") and Robert M. Bass ("Bass"). OHCP, OHCMP, OHCP GenPar, OHCP MGP, OHVF, OHVF GenPar, OHVF MGP, FWI, FWM, FW Group and Crandall (with respect to the shares he may be deemed to beneficially own in his capacity as the sole member of FWM only), are sometimes hereinafter collectively referred to as the "New Investors." Capital, Brown, Group III, Woodside, Tonan, Crandall (with respect to the shares he may be deemed to beneficially own in his capacity as the sole member of Group III only), Wolfson and Bass are sometimes hereinafter collectively referred to as the "Original Investors," and the New Investors and the Original Investors are sometimes hereinafter collectively referred to as the "Reporting Persons." Certain of the Original Investors have increased their indirect economic ownership (but not their beneficial ownership as defined in Rule 13d-3 of the Act). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         OHCP is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OHCP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

         OHCMP is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OHCMP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

         OHCP GenPar is a Delaware limited partnership, the principal business of which is acting as general partner of OHCP and OHCMP. The principal business address of OHCP GenPar, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

         OHCP MGP is a Delaware limited liability company, the principal business of which is acting as general partner of OHCP GenPar. The principal business address of OHCP MGP, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHCP MGP is as follows:


                       RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT

J. Taylor Crandall     20 Main St., Ste. 3100        Vice President of Oak Hill
                       Fort Worth, Texas 76102       Capital Management, Inc.

Daniel L. Doctoroff    65 E. 55th Street             Vice President of Oak Hill
                       New York, NY 10022            Capital Management, Inc.

Steven B.Gruber        65 E. 55th Street             Vice President of Oak Hill
                       New York, NY 10022            Capital Management, Inc.

Mark A. Wolfson        201 Main St., Ste. 3100       Vice President of Oak Hill
                       Fort Worth, Texas 76102       Capital Management, Inc.

W. Robert Cotham       201 Main St., Ste. 2600       Vice President and
                       Fort Worth, Texas 76102       Controller of BEPCO

John H. Fant           201 Main St., Ste. 3100       Employee of Group Services,
                       Fort Worth, Texas 76102       Inc.

Kevin G. Levy          201 Main St., Ste. 3100       Employee of Group Services,
                       Fort Worth, Texas 76102       Inc.

John R. Monsky         65 East 55th Street           Vice President and General
                       New York, New York 10022      Counsel of Oak Hill Capital
                                                     Management, Inc.
Ray L. Pinson          201 Main St., Ste. 3100       Controller of OHCP and
                       Fort Worth, Texas 76102       OHCMP

Andrew J. Nathanson    65 East 55th Street           Vice President of Oak Hill
                       New York, New York 10022      Capital Management, Inc.

         Oak Hill Capital Management, Inc., is a Delaware corporation, the principal businesses of which is providing management and consulting services generally and serving as advisor to OHCP and OHCMP. The principal business address of Oak Hill Capital Management, Inc., which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022.

         BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

         Group Services, Inc., is a Texas corporation, the principal business of which is providing administrative and management services to Keystone, Inc. and related entities. The principal business address of Group Services, Inc., which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OHVF is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OHSF, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OHVF GenPar is a Delaware limited partnership, the principal business of which is acting as general partner to OHVF. The principal business address of OHS GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OHVF MGP is a Delaware limited liability company, the principal business of which is acting as general partner to OHVF GenPar. The principal business address of OHVF MGP, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022.

         FW Group is a Delaware limited liability company, the principal business of which is acting as the sole member of OHVF MGP. The principal business address of FW Group, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of FW Group is as follows:

                       RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT

J. Taylor Crandall     see above                     See above

David G. Brown         see above                     Managing Principal of Oak
                                                     Hill Venture Partners, L.P.

                       RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT
----                   ----------------              -------------

Mark A. Wolfson        see above                     See above

James N. Alexander     see above                     Partner of Oak Hill Capital
                                                     Management, Inc.

W. Robert Cotham       see above                     See above

John H. Fant           see above                     See above

Kevin G. Levy          see above                     See above

Gary W. Reese          201 Main St., Ste. 3100       Treasurer of BEPCO
                       Fort Worth, Texas 76102

B. Ray Conley          see above                     see above

         Oak Hill Venture Partners, L.P., is a Delaware limited partnership, the principal business of which is evaluating venture capital investments on its own behalf and as an advisor to OHVF and other related entities. The principal business address of Oak Hill Venture Partners, L. P., which also serves as its principal office, is 2460 Sand Hill Road, Menlo Park, California 94025.

         FWI is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of FWI, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         FWM is a Delaware limited liability company, the principal business of which is acting as general partner to FWI. The principal business address of FWM, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Mr. Crandall is the sole member of FWM, his business address and principal occupation are set forth above.

Capital
-------

         Capital is a Texas general partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of Capital, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to Margaret Lee Bass 1980 Trust ("MLBT"), the managing partner of Capital, and Timothy Richardson Bass 1976 Trust ("TRBT"), Anne Chandler Bass 1978 Trust ("ACBT") and Christopher Maddox Bass Trust ("CMBT"), the other partners of Capital, is set forth below.

MLBT
----

         MLBT is a trust existing under the laws of the State of Texas. The address of MLBT is 201 Main Street, Suite 3100, Froth Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City Investment Company ("Panther City"), is set forth below.

TRBT
----

         TRBT is a trust existing under the laws of the State of Texas. The address of TRBT is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

ACBT
----

         ACBT is a trust existing under the laws of the State of Texas. The address of ACBT is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

CMBT
----

         CMBT is a trust existing under the laws of the State of Texas. The address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

Panther City
------------

         Panther City is Texas corporation. Panther City is a private trust company that serves as trustee of various trusts. The principal business address of Panther City, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Panther City are as follows:

                       RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT

W. Robert Cotham       see above                     see above

William P. Hallman,    see above                     see above
Jr.

J. Taylor Crandall     see above                     see above

Group III
---------

         Group III is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. The principal business address of Group III, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.
J. Taylor Crandall is the sole member of Group III. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group III is as follows:


                       RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT

J. Taylor Crandall     see above                     see above

W.R. Cotham            see above                     see above

Thomas R. Delatour,    201 Main Street               Executive Officer of RMB
 Jr.                   Suite 3100                    Realty, Inc.
                       Fort Worth, Texas 76102

Mark A. Wolfson        see above                     see above

James N. Alexander     see above                     see above

David G. Brown         see above                     see above

Ray L. Pinson          see above                     see above

John H. Fant           see above                     see above

Kevin G. Levy          see above                     see above

Gary W. Reese          see above                     see above

RMB Realty, Inc. is a Texas corporation, the principal business of which is providing real estate investment and advisory services. The principal business address of RMB Realty, Inc., which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

Robert M. Bass
--------------

The principal business address of Mr. Bass is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. His principal occupation is President of Keystone, Inc. ("Keystone"). Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co.), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

Woodside
--------

Woodside is a Delaware limited partnership, the principal business of which is engaging in passive investments in marketable securities and other investment assets. The principal business address of Woodside, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

Tonan
-----

The sole general partner of Woodside is Tonan, a Delaware limited liability company, the principal business of which is serving as the sole general partner of Woodside. The principal business address of Tonan, which also serves as its principal office, is 201 Main Street, Suite 3100 Fort Worth, Texas 76102.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Tonan is as follows:


                                                     PRINCIPAL
                       RESIDENCE OR                  OCCUPATION OR
NAME                   BUSINESS ADDRESS              EMPLOYMENT

John H. Fant           see above                     see above

W. R. Cotham           see above                     see above

Gary W. Reese          see above                     see above

The sole member of Tonan is the Caroline Jean Crandall 1998 Trust, a trust under the laws of the State of Texas. The address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its sole Trustee, John H. Fant, is set forth above.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of:

         (i) With respect to the New Investors, the purchase of an aggregate of
19.44 shares of Series A Preferred Stock of the Issuer, which are convertible into 210,529 shares of Common Stock, and Warrants to purchase an aggregate of 2,118,530 shares of Common Stock by OHCP, OHCMP, OHVF and FWI, all as more fully described in Item 5(a) below, pursuant to the Securities Purchase Agreement, by and among OHCP, OHCMP, OHVF, FWI, other parties named therein and the Issuer, dated August 8, 2000 (the "Securities Purchase Agreement"). The source and amount of the funds used by the New Investors to purchase shares of the Common Stock are as follows:


REPORTING PERSON                   SOURCE OF FUNDS             AMOUNT OF FUNDS

OHCP                               Contributions from          $31,687,500
                                   Partners

OHCMP                              Contributions from          $812,500
                                   Partners

OHCP GenPar                        Not Applicable              Not Applicable

OHCP MGP                           Not Applicable              Not Applicable

OHVF                               Contributions from          $6,000,000
                                   Partners

OHVF GenPar                        Not Applicable              Not Applicable

OHVF MGP                           Not Applicable              Not Applicable

FWI                                Contributions from          $10,500,000
                                   Partners

FWM                                Not Applicable              Not Applicable

FW Group                           Not Applicable              Not Applicable

; and (ii) with respect to the Original Investors the distribution of shares of Common Stock by FW Ventures I, L.P. to its limited partners, including Capital, Group III, Woodside, Tonan and Messrs. Bass, Brown and Wolfson, which distribution was effected as of August 17, 2000. No funds were used by the Original Investors to purchase the shares of Common Stock. FW Ventures I, L.P. previously filed a statement on Schedule 13G relating to the shares of Common Stock.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired and continue to hold the shares of the Common Stock reported herein for investment purposes. In connection with the Securities Purchase Agreement, the New Investors also acquired an aggregate of
470.55 shares of Series B Cumulative Convertible Preferred Stock (the "Series B Stock") of the Issuer. Subject to the approval of the shareholders of the Issuer, which is expected to take place prior to November 30, 2000, the Series B Stock will automatically convert on a one-to-one basis into shares of Series A Preferred Stock. The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the applicable Reporting Persons may determine (i) to convert or to not convert the Series A Preferred into Stock and/or (ii) to increase or decrease its equity interest in the Issuer by acquiring additional shares of the Stock (or other securities convertible or exercisable into shares of the Stock) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. Mr. Wolfson, who is a Reporting Person hereunder and an officer and manager of several Reporting Persons as indicated in Item 2 above, is a director of the Issuer and, as such, may be deemed to have influence over the Issuer. Mr. Wolfson has a direct or indirect passive limited partnership interest in the following Oak Hill entities and of the following amounts: OHCP MGP (11%), OHCMP (9.8%), OHCP GenPar (7%, and through his interest in OHCP GenPar, holds an interest in OHCP), OHVF (1.75%), OHVF GenPar (5.6%) and FWI (4.9%). Gunjan Sinha, who is a director and officer of the Issuer and a purchaser under the Securities Purchase Agreement, is a limited partner of a limited partner of OHCMP and, as such, has an indirect passive limited partnership interest in OHCMP of 0.625%. Ashutosh Roy is a director and officer of the Issuer and a limited partner of a limited partner of OHCMP and, as such, has an indirect passive limited partnership interest in OHCMP of 0.625%. A. Michael Spence is a director of the Issuer and (i) is a trustee of a limited partner of OHCP and, as such, has an indirect passive limited partnership interest in OHCP of 0.0641%,
(ii) is a limited partner of a limited partner of OHVF and, as such, has an indirect passive limited partnership interest in OHVF of 1% and (iii) is a limited partner of a limited partner of OHVF GenPar and, as such, has an indirect passive limited partnership interest in OHVF GenPar of 5%. Mr. Spence is also a consultant with respect to particular investments for Oak Hill Venture Partners, L.P. and for OHVF GenPar, in its capacity as general partner of OHVF. Mr. Roy has waived rights to any participation, including participation in any profits, derived by OHCMP with respect to its investment in the Issuer. Mr. Spence has waived rights to any participation, including participation in any profits, derived by each of OHCP, OHVF and OHVF GenPar with respect to their investment in the Issuer. Mr. Spence will not act as a consultant for Oak Hill Venture Partners L.P. or OHVF GenPar with respect to investments in the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

         (a)

         The New Investors
         -----------------

         The number of shares of Common Stock into which shares of the Series A Preferred Stock are convertible increases on a daily basis and is calculated as described below. Each share of Series A Convertible Preferred Stock has an initial stated value of $100,000 as of August 8, 2000. Such value increases and accumulates on a daily basis from such date at an annual rate equal to 6.75% and compounds on a semi-annual basis on June 30 and December 31 of each year. The conversion price per share of Series A Preferred Stock is $9.2517, such conversion price may be subject to adjustment pursuant to certain market conditions or certain actions by the Issuer, such as recapitalization and issuances below market price, all as more fully described on the Certificate of Designations of the Series A Preferred Stock, a copy of which is incorporated herein by reference to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on August 15, 2000. The number of shares of Common Stock into which a share of Series A Preferred Stock is convertible is determined by dividing the value of the share of Series A Preferred Stock on the date of the conversion by the conversion price. For purposes of the calculations set forth herein, we have assumed that there were no changes to the conversion price of $9.2517. As of the date hereof, (i) OHCP directly owns 12.57 shares of Series A Preferred Stock, (a) if such shares were to be converted on August 18, 2000, they would be convertible into 136,129 shares of Common Stock, (b) if such shares were to be converted on December 1, 2000, they would be convertible into 138,880 shares of Common Stock, (ii) OHCMP directly owns 0.32 shares of Series A Preferred Stock, (a) if such shares were to be converted on August 18, 2000, they would be convertible into 3,465 shares of Common Stock, (b) if such shares were to be converted on December 1, 2000, they would be convertible into 3,535 shares of Common Stock, (iii) FWI directly owns 4.17 shares of Series A Preferred Stock, (a) if such shares were to be converted on August 18, 2000, they would be convertible into 45,160 shares of Common Stock, (b) if such shares were to be converted on December 1, 2000, they would be convertible into 46,072 shares of Common Stock, and (iv) OHVF directly owns 2.38 shares of Series A Preferred Stock, (a) if such shares were to be converted on August 18, 2000, they would be convertible into 25,775 shares of Common Stock, (b) if such shares were to be converted on December 1, 2000, they would be convertible into 26,296 shares of Common Stock.

         As of the date hereof, (i) OHCP beneficially owns 1,506,147 shares of the Common Stock or 4.0% of the issued and outstanding shares of the Common Stock; (ii) OHCMP beneficially owns 38,594 shares of the Common Stock or 0.1% of the issued and outstanding shares of the Common Stock; (iii) OHCP GenPar, because of its position as general partner of each of OHCP and OHCMP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,544,741 shares of Common Stock or 4.1% of the issued and outstanding shares of the Common Stock; (iv) OHCP MGP, because of its position as general partner of OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,544,741 shares of Common

Stock or 4.1% of the issued and outstanding shares of the Common Stock; (v) OHVF beneficially owns 285,187 shares of the Common Stock or 0.8% of the issued and outstanding shares of the Common Stock; (vi) OHVF GenPar, because of its position as general partner of OHVF may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 285,187 shares of Common Stock or 0.8% of the issued and outstanding shares of the Common Stock; (vii) OHVF MGP, because of its position as general partner of OHVP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 499,131 shares of Common Stock or 1.4% of the issued and outstanding shares of the Common Stock; (viii) FWI beneficially owns 499,131 shares of the Common Stock or 1.4% of the issued and outstanding shares of the Common Stock; (ix) FWM, because of its position as general partner of FWI may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 499,131 shares of the Common Stock or 1.4% of the issued and outstanding shares of the Common Stock; and (x) FW Group, because of its position as sole member of FWM may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 499,131 shares of the Common Stock or 1.4% of the issued and outstanding shares of the Common Stock.

         The Original Investors
         ----------------------

         As of the date hereof, (i) Capital beneficially owns 707,278 shares of Common Stock or 2.0% of the issued and outstanding shares of the Common Stock;
(ii) Mr. Bass beneficially owns 2,833,154 shares of Common Stock or 7.8% of the issued and outstanding shares of Common Stock; (iii) Mr. Brown beneficially owns 161,664 shares of Common Stock or 0.4% of the issued and outstanding shares of Common Stock; (iv) Mr. Wolfson beneficially owns 166,664 shares of Common Stock or 0.5% of the issued and outstanding shares of Common Stock; (v) Woodside beneficially owns 121,247 shares of Common Stock or 0.3% of the issued and outstanding shares of Common Stock; (vi) Tonan, because of its position as general partner of Woodside, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 121,247 shares of Common Stock or 0.3% of the issued and outstanding shares of Common Stock; (vii) Group III beneficially owns 40,416 shares of Common Stock or 0.l% of the issued and outstanding shares of Common Stock; and (viii) Mr. Crandall, because of his position as sole member of Group III may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 40,416 shares of Common Stock or 0.1% of the issued and outstanding shares.

         (b)

         The New Investors
         -----------------

         Not applicable.

         The Original Investors
         ----------------------

         As of the date hereof, each of Messrs. Bass and Brown, Woodside through its general partner, Tonan, and, Group III through its sole member, Mr. Crandall, has sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by such person as specified in Item 5(a) above. Mr. Wolfson has sole power to direct the voting and disposition of 161,664 shares of Common Stock beneficially owned by him, the remainder of his shares are director options exercisable for Common Stock.

         (c) Other than as set forth herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

Securities Purchase Agreement
-----------------------------

         Pursuant to the Securities Purchase Agreement, the Issuer will, on the closing date (expected to be August 22, 2000), issue and sell to OHCP, OHCMP, OHVF, FWI and other parties named therein 12.57 Series A Preferred Stock, 304.30 Series B Stock, and Warrants to purchase an aggregate of 1,370,018 shares of Common Stock, .32 Series A Preferred Stock, 7.80 Series B Stock, and Warrants to purchase an aggregate of 35,129 shares of Common Stock, 2.38 Series A Preferred Stock, 57.62 Series B Stock, and Warrants to purchase an aggregate 259,412 shares of Common Stock and 4.17 Series A Preferred Stock, 100.83 Series B Stock, and Warrants to purchase an aggregate of 453,971 shares of Common Stock, respectively, for an aggregate purchase price of $31,687,500, $812,500, $6,000,000 and $10,500,000, respectively.

         The foregoing description of the Securities Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is incorporated by reference herein to the Issuers Form 8-K as filed with the Securities and Exchange Commission on August 15, 2000.

Registration Rights Agreement
-----------------------------

         In connection with the closing of the transaction contemplated by the Securities Purchase Agreement, the Issuer, OHCP, OHCMP, OHVF, FWI and certain other parties named therein will enter into the Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer has agreed to effect a registration statement covering the resale of the Common Stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the related Warrants.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated by reference herein to the Issuers Form 8-K as filed with the Securities and Exchange Commission on August 15, 2000.

Common Stock Purchase Warrant
-----------------------------

         Pursuant to the Securities Purchase Agreement, on the closing date (expected to be August 22, 2000), OHCP, OHCMP, OHVF and FWI will receive Warrants to purchase shares of Common Stock at an exercise price of $9.2517 per share, which price is subject to adjustment as set forth in the form of Common Stock Purchase Warrant, all as more fully set forth in the Securities Purchase Agreement.

         The foregoing description of the Common Stock Purchase Warrants is not, and does not purport to be, complete and is qualified in its entirety by reference to the Common Stock Purchase Warrant, a copy of which is incorporated by reference herein to the Issuers Form 8-K as filed with the Securities and Exchange Commission on August 15, 2000.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 -- Securities Purchase Agreement, incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 15, 2000.

         Exhibit 2 -- Certificate of Designation of 6.75% Series A Cumulative Convertible Preferred Stock, incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 15, 2000.

         Exhibit 3 -- Registration Rights Agreement, incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 15, 2000.

         Exhibit 4 -- Form of Common Stock Purchase Warrant, incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 15, 2000.

         Exhibit 5 -- Joint Filing Agreement among the Reporting Persons, dated August 17, 2000.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 18, 2000
                                   OAK HILL CAPITAL PARTNERS,
                                   L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OAK HILL CAPITAL
                                   MANAGEMENT PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OHCP GENPAR, L.P.

                                   By:  OHCP MGP, LLC,
                                   its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OHCP MGP, LLC

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OAK HILL VENTURE FUND I, L.P.

                                   By:  OHVF GenPar I, L.P.,
                                        its general partner

                                   By:  OHVF MGP I, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OHVF GENPAR I, L.P.

                                   By:  OHVF MGP I, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OHVF MGP I, LLC

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   FW INVESTORS V, L.P.

                                   By:  FW Management II, LLC,
                                        its general partner

                                   By:  /s/ J. Taylor Crandall
                                        -----------------------------
                                   Name:    J. Taylor Crandall
                                   Title:   President

                                   FW MANAGEMENT II, LLC

                                   By:  /s/ J. Taylor Crandall
                                        -----------------------------
                                   Name:    J. Taylor Crandall
                                   Title:   President

                                   FW GROUP GP, LLC

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   ROBERT M. BASS

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title: Attorney-in-Fact

                                   CAPITAL PARTNERSHIP

                                   By:  Margaret Lee Bass 1980 Trust,
                                        Managing Partner

                                   By:  Panther City Investment Company,
                                        Trustee

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   GROUP III 31, LLC

                                   By:  /s/ J. Taylor Crandall
                                        -----------------------------
                                   Name:    J. Taylor Crandall
                                   Title:   Sole Member

                                   /s/ David G. Brown
                                   ----------------------------------
                                   David G. Brown

                                   /s/ Mark A. Wolfson
                                   ----------------------------------
                                   Mark A. Wolfson

                                   /s/ J. Taylor Crandall
                                   ----------------------------------
                                   J. Taylor Crandall


                                   Woodside Partners, L.P.

                                   By:  Tonandowah, L.L.C.,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   Tonandowah, L.L.C.

                                   By:  /s/ John H. Fant
                                        -----------------------------
                                   Name:    John H. Fant
                                   Title:   Trustee of the Caroline Jean
                                            Crandall 1998 Trust, sole member
                                            of Tonandowah, L.L.C.